Exhibit 16.1

April 23, 2018

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C.  20549

Ladies and Gentlemen:

We have read Infrastructure and Energy Alternative, Inc.’s statements included under Item 4.01 of its Form 8-K dated April 23, 2018, and we agree with such statements, except that we are not in a position to agree or disagree with the stated reason for changing principal accountants, as well as the Company’s statements that the audit committee on April 19, 2018 decided to engage Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm for the fiscal year December 31, 2018, and the statements made in the 4th and 6th  paragraphs.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Indianapolis, Indiana

cc:                  Mr. Kassin

Audit Committee Chairman

Infrastructure and Energy Alternatives, Inc.